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                              August 24, 2022

       Gianni Del Signore
       Chief Financial Officer
       Pangaea Logistics Solutions Ltd.
       c/o Phoenix Bulk Carriers (US) LLC
       109 Long Wharf
       Newport, RI 02840

                                                        Re: Pangaea Logistics
Solutions Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 16,
2022
                                                            File No. 001-36798

       Dear Mr. Del Signore:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 48

   1. Please discuss and analyze your financial condition and changes in your financial condition, and to the
extent applicable, the impact of inflation. Refer to Item 303(b) of
                                                        Regulation S-K.
 Gianni Del Signore
FirstName LastNameGianni    Del Signore
Pangaea Logistics Solutions Ltd.
Comapany
August 24, NamePangaea
           2022          Logistics Solutions Ltd.
August
Page 2 24, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation